Lori A. Gelchion
Direct: 404.420.4646
Direct Fax: 404.230.0940
Email: lgelchion@rh-law.com
February 13, 2017
VIA EDGAR
Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

REGIONAL HEALTH PROPERTIES, INC.
REGISTRATION STATEMENT ON FORM S-4

Ladies and Gentlemen:

On behalf of Regional Health Properties, Inc., a Georgia corporation (the “Company”), we are filing via the EDGAR system and pursuant to the requirements of the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, the Company’s Registration Statement on Form S-4 and certain exhibits thereto (the “Registration Statement”).
If you have any questions or require any further information with respect to the Registration Statement or any matters relating to this filing, please call me at 404-420-4646. In accordance with Instruction E.1 of Form S-4, the proxy statement/prospectus that is part of the Registration Statement is also deemed filed pursuant to AdCare Health Systems, Inc.’s obligations under Regulation 14A.
Sincerely,
/S/ Lori A. Gelchion
cc:    William McBride, III
Allan J. Rimland